UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Clarification Regarding Rumors or Media Reports

On July 22, 2026, Korea Joongang Daily reported that SK hynix Inc. (the “Company”) is “in talks to buy Intel’s Ohio chip campus for U.S. memory production.”

The Company hereby clarifies that, while it is reviewing various investment and acquisition opportunities on an ongoing basis as part of its business, it has not pursued, or made any determination regarding, an acquisition of Intel Corporation’s land and fabrication facility located in Ohio as reported in the above-mentioned news article.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: July 22, 2026